                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                  HAGGAR CORP.
                                  ------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    405173105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 44 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 2 of 44 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Kahn Brothers & Co., Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   60,000
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                724,669
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                60,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                724,669
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     784,669
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 3 of 44 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Kahn Brothers & Co. Profit Sharing Plan & Trust
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   29,600
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                29,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     29,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 4 of 44 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Thomas G. Kahn
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   500
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                836,769
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                836,769
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     837,269
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 5 of 44 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   4,200
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 6 of 44 Pages
--------------------------------------------------------------------------------

            The following  constitutes  Amendment  No. 3  ("Amendment  No. 3" or
"Schedule") to the Schedule 13D filed by the  undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

   Item 2 is hereby amended and restated as follows:

Item 2.     Identity and Background.
            -----------------------

                 (a) and (c) This  Schedule is filed on behalf of Kahn  Brothers
& Co., Inc., a New York corporation ("Kahn  Brothers"),  Kahn Brothers &
Co. Profit Sharing Plan &  Trust (the  "Trust"),  Thomas G. Kahn and Mark E.
Schwarz (collectively, the "Reporting Persons").

            Kahn  Brothers  is  an  investment   adviser  registered  under  the
Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and a member  firm of the New York  Stock  Exchange.  The  members  of the  Board of
Directors of Kahn Brothers are Irving Kahn, Chairman,  Thomas G. Kahn, Donald W.
Kahn,  Paula  Meo  Cutrone  and  Kenneth  Rodwogin   (collectively,   the  "Kahn
Directors").  The  executive  officers  of Kahn  Brothers  are Thomas G. Kahn as
President  and  William  DeLuca  as  Vice-President   (together  with  the  Kahn
Directors, the "Principals").

            The  principal  occupation  of Irving  Kahn is as  Chairman  of Kahn
Brothers.  The principal  occupation of Donald W. Kahn is a professor of Math at the University of Minnesota. The principal occupation of Ms. Cutrone and Messrs.
Rodwogin and DeLuca is as Vice President of Kahn Brothers.

            The  principal  occupation of Thomas G. Kahn is as President of Kahn
Brothers.  By virtue of his position with Kahn Brothers,  Mr. Kahn has the power to vote and  dispose of the Shares  beneficially  owned by Kahn  Brothers.  As a co-trustee  of the  Trust,  Mr.  Kahn has the power to vote and  dispose  of the
Shares beneficially owned by the Trust.

            The Trust was set up under  agreement  dated June 25, 1979 under the laws of the State of New York,  with  Thomas G. Kahn,  Donald W. Kahn and Irving
Kahn serving as co-trustees.

            The principal  business of Mark E. Schwarz is as the managing member
of  Newcastle   Capital  Group,   L.L.C.,  a  Texas  limited  liability  company
("Newcastle  Group"). The principal business of Newcastle Group is acting as the general partner Newcastle Capital Management,  L.P., a Texas limited partnership
("Newcastle  Management").  The  principal  business of Newcastle  Management is acting as the general  partner of  Newcastle  Partners,  L.P.,  a Texas  limited partnership  ("Newcastle  Partners").  By virtue of his position with  Newcastle
Group,  Mr.  Schwarz  has the power to vote and  dispose of the Shares  owned by
Newcastle Partners.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 7 of 44 Pages
--------------------------------------------------------------------------------

                 Each of the Reporting  Persons is party to the Joint Filing and
Reimbursement  Agreement  (the "Joint Filing and  Reimbursement  Agreement")  as
further  described  in Item 6.  Accordingly,  the  Reporting  Persons are hereby filing a joint Schedule 13D.

                 (b) The principal business address of Kahn Brothers, the Trust,
Thomas G. Kahn and each of the Principals is 555 Madison  Avenue,  New York, New
York 10022.

                 The  principal  business  address  of  Mark E.  Schwarz  is c/o
Newcastle  Capital  Management,  L.P., 300 Crescent Court,  Suite 1110,  Dallas,
Texas 75201.

                 (d) None of the Reporting Person and the Principals has, during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors).

                 (e) None of the Reporting Person and the Principals has, during the  last  five  years,  been  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such law.

                 (f) Messrs.  Thomas G. Kahn and Mark E. Schwarz and each of the
Principals are citizens of the United States of America.

   Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 784,669 Shares of Common Stock beneficially  owned by Kahn  Brothers  is  $10,490,986.78.  The Shares of Common
Stock  beneficially held by Kahn Brothers are held in the name of its investment advisory clients (the "Kahn Advisory  Clients") as to which Kahn Brothers shares dispositive  and voting  power and other  clients as to which Kahn  Brothers has dispositive power (together with the Kahn Advisory Clients, the "Kahn Clients").
All funds  that have been  utilized  in making  such  purchases  are from  funds provided  from the  portfolio  accounts  of the Kahn  Clients  and no funds were borrowed for such purpose.

            The  aggregate  purchase  price of the 29,600 Shares of Common Stock beneficially  owned  by the  Trust is  $377,375.16  and  came  from its  working capital.

            The aggregate  purchase  price of the 837,269 Shares of Common Stock beneficially owned by Thomas G. Kahn is $11,164,243.38,  of which $7,860.00 were from the personal  funds of Mr. Kahn and the rest came from funds  provided from the portfolio accounts of the Kahn Clients and the working capital of the Trust.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 8 of 44 Pages
--------------------------------------------------------------------------------

            The  aggregate  purchase  price of the 4,200  Shares of Common Stock beneficially  owned by Mr.  Schwarz  is  $49,792.00  and came  from the  working capital of Newcastle Partners.

   Item 4 is hereby amended to add the following:

            On November 27, 2002, the Trust delivered a letter to the Issuer,  a copy of which is  attached  as an  exhibit  hereto  and  incorporated  herein by reference (the "Director Nomination Letter"), to nominate Messrs. Thomas G. Kahn and Mark E. Schwarz,  as set forth  therein,  to the Issuer's Board of Directors
(the "Board") at the next annual meeting of stockholders of the Issuer.

            On  December  4, 2002,  Thomas G. Kahn  delivered  a letter to J. M.
Haggar,  III, the Chairman and Chief Executive  Officer of the Issuer, a copy of which is attached as an exhibit and incorporated herein by reference, expressing the Trust's  disappointment  over the Board's refusal to appoint him as a member of the Board and to provide the Trust with the Issuer's  stockholder  ledger and requested  the Board to  reconsider  its position so as to avoid a proxy contest and any other unnecessary shareholder litigation in connection therewith.

            Shortly after filing this  Schedule,  the Trust intends to deliver a letter to the Issuer  correcting  certain alleged defects in the original letter dated  November  14, 2002  requesting  a copy of the  stockholder  ledger of the
Issuer.

   Item 5(a)-(b) is hereby amended and restated as follows:

            (a)-(b) The aggregate  percentage of Shares reportedly owned by each of the  Reporting  Persons  is based  upon  6,418,259  Shares  of  Common  Stock outstanding as of August 14, 2002, as reported in the Issuer's  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.

            As of the filing date of this Schedule,  Kahn Brothers may be deemed to the  beneficial  owner  of  784,669  Shares  of  Common  Stock,  representing approximately  12.2% of the outstanding Shares, of which 724,669 of such Shares, representing 11.3% of the outstanding  Shares, are owned by certain Kahn Clients in accounts over which Kahn Brothers shares the dispositive  and/or voting power pursuant to advisory  agreements  between Kahn Brothers and the respective  Kahn
Clients.  Kahn  Brothers may from time to time acquire or dispose of  additional
Shares on  behalf  of such Kahn  Clients.  Kahn  Brothers  disclaims  beneficial ownership of such Shares.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 9 of 44 Pages
--------------------------------------------------------------------------------

            Kahn Brothers may also be deemed to  beneficially  own and have sole dispositve and voting power over the following Shares held by its affiliates:

      (i)   25,000 Shares owned by Kahn  Brothers  &  Partners,  L.P., a New
            York limited partnership ("KBP"). KB Holding Company LLC, a Delaware limited liability company and an affiliate of the Kahn Brothers,  is a member of KB & Partners  Management  Company,  LLC, a Delaware
            limited  liability  company  ("KB&P") and an investment  adviser registered  under  the  Investment  Advisers  Act.  KB&P  is the general  partner of KBP and has sole  dispositive  and voting  power with  respect to the Shares owned by KBP pursuant to an Agreement of
            Limited  Partnership by and among KB&P and the limited  partners of KBP;

      (ii)  35,000 Shares owned by Kahn Brothers  Value Fund, a New York limited partnership  ("KBVF").  Kahn Brothers Asset Management  Corp., a New
            York  corporation  ("KBAMC")  and an investment  adviser  registered under the Investment  Advisers Act, is an affiliate of Kahn Brothers and is the general partner of KBVF.  KBAMC has sole  dispositive and voting power with respect to the Shares owned by KBVF pursuant to an
            Agreement of Limited  Partnership by and among KBAMC and the limited partners of KBVF;

      The beneficial  ownership of Shares of Kahn Brothers  described above does not include the Shares held by other Kahn Clients over which Kahn Brothers does not have any  dispositive  or voting  power  over.  Other than those disclosed herein, none of the Principals beneficially own Shares of Common
      Stock.

            As of the filing date of this Schedule,  the Trust beneficially owns
29,600 Shares of Common Stock, less than one percent of the Shares  outstanding.
By  virtue of being  co-trustee,  each of Messrs Irving,  Donald and Thomas Kahn may be deemed to have  dispositive  and voting power over the Shares held by the
Trust.

            As of the filing date of this Schedule, Thomas G. Kahn, by virtue of being the  President of Kahn  Brothers and as  co-trustee  of the Trust,  may be deemed to beneficially own and have (i) shared  dispostive and voting power over
836,769 Shares, representing approximately 13.0% of the outstanding Shares, held by  Kahn  Clients,  the  Trust,  and the  associates of Mr.  Kahn and (ii)  sole dispostive and voting power over 500 Shares,  representing less than one percent of the outstanding Shares, held by Mr. Kahn personally.

            As of the filing  date of this  Schedule,  Mark E.  Schwarz,  as the managing member of Newcastle Group, the general partner of Newcastle  Management
which  is  the  general  partner  of  Newcastle  Partners,   may  be  deemed  to

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 10 of 44 Pages
--------------------------------------------------------------------------------

beneficially  own and has sole dispositve and voting power over the 4,200 Shares of Common Stock beneficially owned by Newcastle Partners, representing less than one percent of the issued and outstanding Shares.

   Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Shares  during the past sixty days by each of the  Reporting  Persons.  All such transactions were made in the open market.

   Item 6 is hereby amended to add the following:

            On November 27, 2002, Kahn Brothers,  the Trust,  Thomas G. Kahn and
Mark E.  Schwarz  (collectively,  the  "Group")  entered into a Joint Filing and
Reimbursement  Agreement,  in which,  among other things, (i) they agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the  Shares,  (ii) the parties  agreed to solicit  proxies or written consents for the election of Messrs.  Kahn and Schwarz,  or any other  person(s)
nominated  by the  Trust,  to the Board of  Directors  of the Issuer at the next
Meeting of  Stockholders  of the Issuer,  and (iii) Kahn Brothers agreed to bear all  expenses  incurred in  connection  with the Group's  activities,  including approved  expenses incurred by any of the parties in the solicitation of proxies or  written  consents  by Kahn  Brothers.  The Joint  Filing  and  Reimbursement
Agreement is attached hereto as an exhibit and incorporated  herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing and Reimbursement Agreement.

            On November  27, 2002,  each of Thomas G. Kahn,  Mark E. Schwarz and the Trust (each, an "Indemnitee") entered into an Indemnification Agreement with
Kahn Brothers, in which, among other things, they agreed that Kahn Brothers will indemnify and hold each  Indemnitee  harmless  against any and all claims of any nature, whenever brought, arising from the proxy solicitation of the Trust. Each of the  Indemnification  Letters with each of the Indemnitees is attached hereto as an exhibit and incorporated herein by reference and all references  contained herein are  qualified in their  entirety by  reference  to such  Indemnification
Letters.

   Item 7 is hereby amended to add the following exhibits:

            1.    Joint  Filing and  Reimbursement  Agreement  by and among Kahn
                  Brothers,  the Trust, Thomas G. Kahn and Mark E. Schwarz dated as of November 27, 2002.

            2.    Indemnification  Letter by and between Thomas G. Kahn and Kahn
                  Brothers dated November 27, 2002.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 11 of 44 Pages
--------------------------------------------------------------------------------

            3.    Indemnification Letter by and between Mark E. Schwarz and Kahn
                  Brothers dated November 26, 2002.

            4.    Indemnification  Letter  by and  between  the  Trust  and Kahn
                  Brothers dated November 27, 2002.

            5.    Director  Nomination  Letter  from the Trust to  Haggar  Corp.
                  dated November 27, 2002.

            6.    Letter  from the  Thomas  G.  Kahn to J.M.  Haggar,  III dated
                  December 4, 2002.

                            [Signature Page Follows]

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 12 of 44 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2002                     Kahn Brothers & Co., Inc.

                                            By: /s/ Thomas G. Kahn
                                                ----------------------
                                                Thomas G. Kahn
                                                President

                                            Kahn Brothers & Co. Profit Sharing
                                            Plan & Trust

                                            By: /s/ Thomas G. Kahn
                                                ----------------------
                                                Thomas G. Kahn
                                                Co-Trustee

                                            /s/ Thomas G. Kahn
                                            ---------------------------------
                                            Thomas G. Kahn

                                            /s/ Mark E. Schwarz
                                            ---------------------------------
                                            Mark E. Schwarz

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 13 of 44 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

                          Kahn Brothers & Co., Inc.
                          -----------------------------

Shares of Common Stock               Price Per               Date of
       Purchased                       Share                 Purchase
       ---------                       -----                 --------

        10,000                        $11.27                 11/05/02
         5,000                        $11.82                 11/13/02
         5,000                        $11.88                 11/14/02
         1,000                        $11.88                 11/14/02
         3,000                        $11.90                 11/18/02
         5,000                        $11.90                 11/18/02

             Kahn Brothers & Co. Profit Sharing Plan & Trust
             -------------------------------------------------------

                                      None

                                 Thomas G. Kahn
                                 --------------

                                      None

                                 Mark E. Schwarz
                                 ---------------

Shares of Common Stock               Price Per               Date of
       Purchased                       Share                 Purchase
       ---------                       -----                 --------

         2,000                       $11.8585                11/20/02
         2,000                       $11.8300                11/21/02
           200                       $12.0750                11/25/02

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 14 of 44 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.          Joint Filing and Reimbursement Agreement by and among Kahn     15
            Brother &  Co, Inc.,  Kahn Brothers  &  Co. Profit
            Sharing  Plan  &  Trust,  Thomas  G.  Kahn and Mark E.
            Schwarz dated as of November 27, 2002.

2.          Indemnification  Letter  from Kahn  Brothers  to Thomas G.     19
            Kahn dated November 27, 2002.

3.          Indemnification  Letter  from  Kahn  Brothers  to  Mark E.     21
            Schwarz dated November 26, 2002.

4.          Indemnification  Letter  from Kahn  Brothers  to the Trust     23
            dated November 27, 2002.

5.          Director  Nomination  Letter from Kahn Brothers  & Co.     25
            Profit  Sharing  Plan &  Trust to Haggar  Corp.  dated
            November 27, 2002.

6.          Letter from Thomas G. Kahn to J. M. Haggar,  III, Chairman     43
            and Chief Executive Officer of Haggar Corp. dated December
            4, 2002.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 15 of 44 Pages
--------------------------------------------------------------------------------

EXHIBIT 1

                    JOINT FILING AND REIMBURSEMENT AGREEMENT

            WHEREAS,  the Kahn  Brothers  &  Co.  Profit  Sharing Plan &
Trust,  under agreement  dated June 25, 1979 (the "Trust"),  is a stockholder of
Haggar Corp. ("Haggar"), a Nevada corporation;

            WHEREAS,  the Trust  wishes to  nominate  directors  to the Board of
Directors of Haggar and solicit written  consents or votes to elect its nominees to the Board of Directors of Haggar at the next annual  meeting of  stockholders or other meeting of stockholders held for such purpose; and

            WHEREAS,  Thomas  G.  Kahn and Mark E.  Schwarz  (collectively,  the
"Nominees")  agree to serve as the Trust's nominees to the Board of Directors of
Haggar and to serve as directors if elected.

            NOW,  IT IS AGREED,  as of this 27th day of  November  2002,  by the parties hereto:

            1.   To the extent the  undersigned  are required to file a Schedule
                 13D with  respect to the common  stock of Haggar,  they  hereby agree,  in  accordance  with  Rule  13d-l(k)(l)(iii)  under the
                 Securities  Exchange  Act of 1934,  as  amended,  to the  joint filing on behalf of each of them of such statements on Schedule
                 13D.

            2.   So long as this agreement is in effect, each of the undersigned
                 shall  provide   written   notice  to  Olshan   Grundman  Frome
                 Rosenzweig & Wolosky LLP ("Olshan") and Rooker Gibson &
                 Later  ("Rooker") of (i) any of their purchases or sales of the common  stock of  Haggar;  or (ii) any  shares  over which they acquire or dispose of  beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

            3.   Kahn Brothers &  Co., Inc.  (`Kahn")  hereby agrees to bear all expenses  incurred in connection with the nomination of the
                 Nominees  to  the  Board  of  Directors  of  Haggar,  including expenses  incurred by the Nominees in  solicitation  of written consents or votes. By this Agreement, Kahn consents to expenses incurred in connection  with the retention of Olshan and Rooker relating to the activities contemplated hereby. Notwithstanding the  foregoing,  Kahn shall not be  required to  reimburse  any
                 Nominee or the Trust for (i) out-of-pocket expenses incurred by

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 16 of 44 Pages
--------------------------------------------------------------------------------

                 a  Nominee  or the  Trust in the  aggregate  in  excess of $250 without prior written  approval;  (ii) the value of the time of any  Nominee or the Trust;  or (iii) the costs of any  counsel, other than Olshan and Rooker or any other  counsel  approved in writing by the parties. A party incurring any material expenses will inform the other parties in advance of such expenses being incurred.

            4.   The  relationship  of the  parties  hereto  shall be limited to carrying on the business as described herein in accordance with the  terms  of  this  Agreement.  Such  relationship  shall  be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein shall be construed  to  authorize  any party to act as an agent
                 for  any  other  party,   or  to  create  a  joint  venture  or
                 partnership,  or  to  constitute  an  indemnification.  Nothing herein  shall  restrict  any party's  right to purchase or sell shares  of  Haggar,  as  it  deems  appropriate,  in  its  sole discretion  nor shall  anything  herein be construed to require any party to deliver a written consent to any other party or to refrain from revoking any consent after it has been given.

            5.   This Agreement may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken  together, shall constitute but one and the same instrument,  which may be sufficiently evidenced by one counterpart.

            6.   In the event of any dispute  arising out of the  provisions  of this  agreement,  the parties  hereto consent and submit to the exclusive  jurisdiction  of the Federal and State Courts in the
                 State of New York.

            7.   Any party  hereto  may  terminate  his  obligations  under this agreement at any time on 72 hours  written  notice to all other parties,  with a copy by fax to Steven  Wolosky at Olshan,  Fax
                 No. (212)  755-1467  and Heath Bailey at Rooker,  Fax No. (702)
                 932-5266.  Each party acknowledges that Olshan and Rooker shall act as counsel for the Trust and each of the Nominees.

                            [Signature Page Follows]

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CUSIP No. 405173105                    13D                Page 17 of 44 Pages
--------------------------------------------------------------------------------

          [Signature Page of Joint Filing and Reimbursement Agreement]

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                           KAHN BROTHERS & CO. PROFIT SHARING
                                           PLAN & TRUST, UNDER AGREEMENT
                                           DATED JUNE 25, 1979

                                           By: /s/ Thomas G. Kahn
                                               ------------------
                                               Thomas G. Kahn, a/k/a,
                                               THOMAS KAHN TR UA 06 25 79
                                               KAHN BROTHERS & CO INC
                                               PFT SH PL & TR, CO-TRUSTEE

                                           By: /s/ Donald W. Kahn
                                               ------------------
                                               Donald W. Kahn, a/k/a,
                                               DONALD KAHN TR UA 06 25 79
                                               KAHN BROTHERS & CO INC
                                               PFT SH PL & TR, CO-TRUSTEE

                                           By: /s/ Irving Kahn
                                               -------------------
                                               Irving Kahn, a/k/a,
                                               IRVING KAHN TR UA 06 25 79
                                               KAHN BROTHERS & CO INC
                                               PFT SH PL & TR, CO-TRUSTEE

                                           KAHN BROTHERS & CO., INC.

                                           By: /s/ Thomas G. Kahn
                                               ------------------
                                               Name: Thomas G. Kahn
                                               Title: President

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CUSIP No. 405173105                    13D                Page 18 of 44 Pages
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          [Signature Page of Joint Filing and Reimbursement Agreement]

                                           NOMINEES

                                           /s/ Thomas G. Kahn
                                           ------------------
                                           Thomas G. Kahn
                                           555 Madison Avenue
                                           New York, New York 10022

                                           /s/ Mark E. Schwarz
                                           --------------------
                                           Mark E. Schwarz
                                           Newcastle Capital Management, L.P.
                                           300 Crescent Court, Suite 1110
                                           Dallas, Texas 75201

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CUSIP No. 405173105                    13D                Page 19 of 44 Pages
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EXHIBIT 2

                    INDEMNIFICATION LETTER OF THOMAS G. KAHN

                            Kahn Brothers & Co., Inc.
             555 Madison Avenue, 22nd Floor New York, New York 10022
                       (212) 980-5050 . Fax (212) 755-5330

                                                  November 27, 2002

Mr. Thomas G. Kahn
Kahn Brothers & Co., Inc.
555 Madison Avenue, 22nd Floor
New York, New York 10022

                                Re: Haggar Corp.
                                    -----------

Dear Mr. Kahn:

            Thank you for  agreeing to serve as a nominee (a  "Nominee")  to the
Board of Directors of Haggar Corp.  ("Haggar")  in the proxy  solicitation  that
Kahn  Brothers  &  Co.,  Inc.  Pension and Profit  Sharing Plan ("KBPP") and
certain  other  parties  are  considering  undertaking  to  nominate  and  elect directors at the Haggar Corp. 2003 Annual Meeting of Stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,   reschedulings  or  continuations   thereof.   Your  outstanding
qualifications,  we believe, will prove a valuable asset to Haggar Corp. and all of its stockholders. This letter will set forth the terms of our agreement.

            Kahn Brothers & Co., Inc.  ("KB&CO") agrees to indemnify and hold you harmless  against any and all claims of any nature,  whenever  brought, arising from the proxy solicitation by KBPP and any transaction directly related to the proxy solicitation (each, a "Related  Transaction"),  irrespective of the outcome;  provided,  that this indemnification  agreement and all of KB&CO's obligations  hereunder  may be  immediately  terminated by KB&CO in its sole discretion, by giving written notice of termination to you in the event that you withdraw  as a  Nominee  or  KS&CO  requires  you to  withdraw  in its  sole discretion.  This  indemnification  will  include  any and all (each,  a "Loss")
losses,  liabilities,  damages,  demands, claims, suits, actions,  judgments, or causes of action, assessments, reasonable costs and expenses, including, without limitation,  interest,  penalties,  reasonable  attorneys' fees, and any and all reasonable costs and expenses incurred in investigating,  preparing or defending against any litigation,  commenced or threatened,  or any claim whatsoever,  and any and all  amounts  paid in  settlement  of any claim or  litigation  asserted against,

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CUSIP No. 405173105                    13D                Page 20 of 44 Pages
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resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising  from the proxy  solicitation  by KBPP and any Related
Transaction,  except to the  extent  that any such Loss is caused by your  gross negligence or willful misconduct or unauthorized acts.

            In the event that a claim or Loss is asserted  against you for which you may seek  indemnification  pursuant to the prior  paragraph,  you shall give
KB&CO  written  notice  of such  claim or Loss and  shall  cooperate  in the defense thereof. Upon receipt of such written notice, KB&CO will provide you with counsel to represent you. You will not compromise,  settle or pay any claim or loss for which you may seek indemnification pursuant to this letter agreement without  the prior  written  consent  of  KB&CO.  In  addition,  you will be reimbursed  promptly for all  indemnifiable  Losses  suffered by you and for all reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any Related Transaction.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                   Sincerely,

                                   KAHN BROTHERS & CO., INC.

                                   /s/ Irving Kahn
                                   -------------------------------
                                   Irving Kahn, Chairman

ACCEPTED AND AGREED:

/s/ Thomas G. Kahn
------------------
Thomas G. Kahn

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 21 of 44 Pages
--------------------------------------------------------------------------------

EXHIBIT 3

                    INDEMNIFICATION LETTER OF MARK E. SCHWARZ

                            Kahn Brothers & Co., Inc.
             555 Madison Avenue, 22nd Floor New York, New York 10022
                      (212) 980-5050 . Fax (212) 755-5330

                                                       November 26, 2002

Mr. Mark Schwarz
Newcastle Partners, L.P.
300 Crescent Court, Suite 1110
Dallas, Texas 75201

                                Re: Haggar Corp.
                                    ------------

Dear Mr. Schwarz:

            Thank you for  agreeing to serve as a nominee (a  "Nominee")  to the
Board of Directors of Haggar Corp.  ("Haggar")  in the proxy  solicitation  that
Kahn  Brothers  &  Co.,  Inc.  Pension and Profit  Sharing Plan ("KBPP") and
certain  other  parties  are  considering  undertaking  to  nominate  and  elect directors at the Haggar Corp. 2003 Annual Meeting of Stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,   reschedulings  or  continuations   thereof.   Your  outstanding
qualifications,  we believe, will prove a valuable asset to Haggar Corp. and all of its stockholders. This letter will set forth the terms of our agreement.

            Kahn Brothers & Co., Inc.  ("KB&CO") agrees to indemnify and hold you harmless  against any and all claims of any nature,  whenever  brought, arising from the proxy solicitation by KBPP and any transaction directly related to the proxy solicitation (each, a "Related  Transaction"),  irrespective of the outcome;  provided,  that this indemnification  agreement and all of KB&CO's obligations  hereunder  may be  immediately  terminated by KB&CO in its sole discretion, by giving written notice of termination to you in the event that you withdraw  as a  Nominee  or  KS&CO  requires  you to  withdraw  in its  sole discretion.  This  indemnification  will  include  any and all (each,  a "Loss")
losses,  liabilities,  damages,  demands, claims, suits, actions,  judgments, or causes of action, assessments, reasonable costs and expenses, including, without limitation,  interest,  penalties,  reasonable  attorneys' fees, and any and all reasonable costs and expenses incurred in investigating,  preparing or defending against any litigation,  commenced or threatened,  or any claim whatsoever,  and any and all  amounts  paid in  settlement  of any claim or  litigation  asserted against,  resulting,  imposed upon, or incurred or suffered by you,  directly or indirectly,

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 22 of 44 Pages
--------------------------------------------------------------------------------

as a result of or arising  from the proxy  solicitation  by KBPP and any Related
Transaction,  except to the  extent  that any such Loss is caused by your  gross negligence or willful misconduct or unauthorized acts.

            In the event that a claim or Loss is asserted  against you for which you may seek  indemnification  pursuant to the prior  paragraph,  you shall give
KB&CO  written  notice  of such  claim or Loss and  shall  cooperate  in the defense thereof. Upon receipt of such written notice, KB&CO will provide you with counsel to represent you. You will not compromise,  settle or pay any claim or loss for which you may seek indemnification pursuant to this letter agreement without  the prior  written  consent  of  KB&CO.  In  addition,  you will be reimbursed  promptly for all  indemnifiable  Losses  suffered by you and for all reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any Related Transaction.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                          Sincerely,

                                          KAHN BROTHERS & CO., INC.

                                          /s/ Thomas G. Kahn
                                          ----------------------------------
                                          Thomas G, Kahn, President

ACCEPTED AND AGREED:

/s/ Mark E. Schwarz
-------------------
Mark E. Schwarz

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CUSIP No. 405173105                    13D                Page 23 of 44 Pages
--------------------------------------------------------------------------------

EXHIBIT 4

INDEMNIFICATION LETTER OF KAHN BROTHERS & CO. PROFIT SHARING PLAN & TRUST

                            Kahn Brothers & Co., Inc.
             555 Madison Avenue, 22nd Floor New York, New York 10022
                      (212) 980-5050 . Fax (212) 755-5330

                                                   November 27, 2002

Kahn Brothers & Co., Inc. Profit Sharing Plan & Trust
c/o Kahn Brothers & Co., Inc.
555 Madison Avenue, 22nd Floor
New York, New York 10022

                                Re: Haggar Corp.
                                    ------------

Dear Mr. Kahn:

            Kahn Brothers & Co., Inc.  ("KB&CO") agrees to indemnify and hold you harmless  against any and all claims of any nature,  whenever  brought, arising from the proxy solicitation by KBPP and any transaction directly related to the proxy solicitation (each, a "Related  Transaction"),  irrespective of the outcome;  provided,  that this indemnification  agreement and all of KB&CO's obligations  hereunder  may be  immediately  terminated by KB&CO in its sole discretion, by giving written notice of termination to you in the event that you withdraw  as a  Nominee  or  KS&CO  requires  you to  withdraw  in its  sole discretion.  This  indemnification  will  include  any and all (each,  a "Loss")
losses,  liabilities,  damages,  demands, claims, suits, actions,  judgments, or causes of action, assessments, reasonable costs and expenses, including, without limitation,  interest,  penalties,  reasonable  attorneys' fees, and any and all reasonable costs and expenses incurred in investigating,  preparing or defending against any litigation,  commenced or threatened,  or any claim whatsoever,  and any and all  amounts  paid in  settlement  of any claim or  litigation  asserted against,  resulting,  imposed upon, or incurred or suffered by you,  directly or indirectly,  as a result of or arising from the proxy  solicitation  by KBPP and any  Related  Transaction,  except to the extent that any such Loss is caused by your gross negligence or willful misconduct or unauthorized acts.

            In the event that a claim or Loss is asserted  against you for which you may seek  indemnification  pursuant to the prior  paragraph,  you shall give
KB&CO  written  notice  of such  claim or Loss and  shall  cooperate  in the defense thereof. Upon receipt of such written notice, KB&CO will provide you with

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CUSIP No. 405173105                    13D                Page 24 of 44 Pages
--------------------------------------------------------------------------------

counsel to represent  you. You will not  compromise,  settle or pay any claim or loss for which you may seek  indemnification  pursuant to this letter  agreement without  the prior  written  consent  of  KB&CO.  In  addition,  you will be reimbursed  promptly for all  indemnifiable  Losses  suffered by you and for all reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any Related  Transaction.  You agree to take no action relating to the proposed proxy solicitation, including but not limited to any action that could result in any potential claims or Losses.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                   Sincerely,

                                   KAHN BROTHERS & CO., INC.

                                   /s/ Irving Kahn
                                   -------------------------------
                                   Irving Kahn, Chairman

ACCEPTED AND AGREED:

/s/ Thomas G. Kahn
--------------------------
Thomas G. Kahn, Co-Trustee

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 25 of 44 Pages
--------------------------------------------------------------------------------

                           DIRECTOR NOMINATION LETTER

                          KAHN BROTHERS & CO., INC.
                               555 MADISON AVENUE,
                            NEW YORK, NEW YORK 10022

                                                   November 27, 2002
Corporate Secretary
Haggar Corp.
6113 Lemmon Ave.
Dallas, TX 75209

            Re:   Notice of Intention to Nominate Individuals for Election as
                  Directors at the 2003 Annual Meeting of Stockholders of
                  Haggar Corp. ("Haggar" or the "Company")
                  -----------------------------------------------------------

Dear Mr. Tehle:

            Thomas G. Kahn, Donald W. Kahn, and Irving Kahn  (collectively,  the
"Co-trustees"),  as Co-trustees, and solely in their capacities as such, for the
Kahn Brothers & Co. Profit Sharing Plan &  Trust,  under agreement dated
June 25,  1979 (the  "Trust"),  are  owners  of record of at least one  thousand
(1,000) shares of common stock,  $.10 par value per share of Haggar (the "Common
Stock").  The Co-trustees  and the Trust are referred to collectively  herein as the "Shareholder."

            By this letter, and all exhibits attached hereto (the "Notice"), the
Shareholder  hereby  nominates and notifies you of its intent to nominate Thomas
G. Kahn and Mark E. Schwarz (each a "Nominee" and collectively,  the "Nominees")
to be elected to the Board of Directors  of Haggar (the  "Haggar  Board") at the
2003  annual  meeting  of  stockholders  of Haggar,  or at any other  meeting of
stockholders  held  in  lieu  thereof,   including  any  and  all  adjournments,
postponements, re-schedulings, or continuations thereof (collectively, the "2003
Meeting").  Neither of the  Nominees is over the age of 67. This Notice is given pursuant  to the advance  notice  requirements  of Article II,  Section 8 of the
Amended and Restated  Bylaws of Haggar (the "Bylaws").  The  Shareholder  hereby sets forth the information and representations required pursuant to Section 8 of the Bylaws as follows:

            1.    Information  relating to the Nominees required to be disclosed in  solicitations  of proxies for  election of directors in an election contest,  or otherwise  required,  pursuant to and in accordance with  Regulation 14A under the Securities  Exchange
                  Act of 1934, as amended (the "Exchange  Act"): See information attached as Exhibit A.

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CUSIP No. 405173105                    13D                Page 26 of 44 Pages
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            2.    Written  consent  of each  Nominee  to be named  in the  proxy statement  as a nominee and to serve as a director if elected:
                  See Consents of Thomas G. Kahn and Mark E.  Schwarz,  attached as Exhibits B-1 and B-2, respectively.

            3.    Name of the Shareholder,  as it appears on the corporate books of Haggar, is:

                  "IRVING DONALD & THOMAS KAHN
                  TR UA O6 25 79
                  KAHN BROTHERS & CO INC
                  PFT SH PL & TR"

                  The current business address of the Shareholder is 555 Madison
                  Avenue, New York, New York,  10022-3301.  The Shareholder also holds certain  shares of Common Stock  through the  Depository
                  Trust Company,  whose address is 55 Water Street,  50th Floor,
                  New York, New York, 10041.

            4.    Class and number of shares owned beneficially and of record by
                  Shareholder: As of the date hereof, Shareholder was the record owner of at least one thousand  (1,000) shares of Common Stock and the beneficial  owners of at least  twenty-eight  thousand six hundred  (28,600)  shares of Common Stock.  One or more of the  Co-trustees  may be deemed to be, directly or indirectly, the  beneficial  owners  of as many as  837,269  of  shares of
                  Common Stock.

            5.    Representation of Shareholder: The Shareholder represents that it is the holder of record of shares of Common Stock  entitled to vote at the 2003  Meeting  and that the  Shareholder  (or a qualified  representative of the Shareholder)  shall appear in person  or by  proxy  at  the  2003  Meeting  to  propose  the foregoing nominations. The Shareholder further represents that it intends,  or is part of a group that intends,  to deliver a proxy statement to stockholders to elect the Nominees,  and/or otherwise to solicit  proxies from  stockholders in support of such nomination.

            The  Shareholder,  Kahn Brothers & Co., Inc. ("Kahn  Brothers"),
and the Nominees  (collectively,  the "Group")  have entered into a Joint Filing and  Reimbursement  Agreement,  attached hereto as Exhibit C and incorporated by reference,  in which,  among other things, (i) the Group has agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the Common Stock of the Company,  and (ii) Kahn  Brothers has agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses  incurred  by any of the  parties  in the  solicitation  of  proxies or written  consents by the  Shareholder.  Kahn  Brothers  has also entered into an indemnification  letter with each of the Nominees and with the Shareholder.  The
indemnification   letters  are  attached   hereto  as  Exhibits  D,  E,  and  F,
respectively,  and are  incorporated by reference.  Other than as stated in this
Notice  (including  all  attached  Exhibits),   there  are  no  arrangements  or
understandings between the Kahn Brothers, the Shareholder, and the Nominees or

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 27 of 44 Pages
--------------------------------------------------------------------------------

any other person  pursuant to which the nominations  described  herein are to be made,  other than the  above-referenced  consents  by the  Nominees  to serve as directors if elected as such.

            To the extent there are in excess of two (2) vacancies of the Haggar
Board to be filled by election at the 2003 Meeting or Haggar  increases the size of Haggar's Board above its existing size, the Shareholder reserves the right to nominate  additional  nominees  to be elected  to the  Haggar  Board at the 2003
Meeting.  Additional  nominations  made pursuant to the  preceding  sentence are without  prejudice  to the  position  of the  Shareholder  that any  attempt  to
increase  the  size  of  the  current  Haggar  Board   constitutes  an  unlawful
manipulation of Haggar's corporate machinery. If this Notice shall be deemed for any reason by a court of competent  jurisdiction to be ineffective  with respect to the  nomination  of the Nominees at the 2003  Meeting,  or if any  individual
Nominee shall be unable to serve for any reason,  this Notice shall  continue to be effective with respect to the remaining  Nominee(s) and as to any replacement
Nominee(s)  proposed  by the  Shareholders.  The giving of this Notice is not an admission  that the  procedures  for notice  contained  in the Bylaws are legal, valid,  or binding,  and the  Shareholder  reserves the right to challenge their validity.

            Please address any  correspondence to Kahn Brothers & Co., Inc.,
555  Madison  Avenue,  New York,  New York,  10022-3301,  Attn:  Thomas G. Kahn,
telephone  212-980-5050,  facsimile  212-755-5330.  Please  send a  copy  of all correspondence  to our counsel,  Rooker Gibson &  Later, 701 N. Green Valley
Parkway,  Henderson,  NV 89074, Attn: D. Heath Bailey,  telephone  702-990-8100, facsimile 702-932-5266.

                                          Sincerely,

                                          /s/ Thomas G. Kahn
                                          --------------------------------------
                                          Thomas G. Kahn, a/k/a,
                                          "THOMAS KAHN TR UA 06 25 79
                                          KAHN BROTHERS & CO INC PFT SH PL
                                          & TR," Co-trustee

                                          /s/ Donald W. Kahn
                                          --------------------------------------
                                          Donald W. Kahn, a/k/a,
                                          "DONALD KAHN TR UA 06 25 79
                                          KAHN BROTHERS & CO INC PFT SH PL
                                          & TR," Co-trustee

                                          /s/ Irving Kahn
                                          --------------------------------------
                                          Irving Kahn, a/k/a,
                                          "IRVING KAHN TR UA 06 25 79
                                          KAHN BROTHERS & CO INC PFT SH PL
                                          & TR," Co-trustee

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CUSIP No. 405173105                    13D                Page 28 of 44 Pages
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                                    EXHIBIT A

            The  following  information  is  submitted  pursuant  to Article II,
Section 8, of the Amended and  Restated  Bylaws of Haggar Corp.  ("Haggar"),  in
connection  with the foregoing  notice of nomination of directors (the "Notice")
for the 2003 Meeting.  This Exhibit A, along with  Schedules  A-1, A-2, A-3, and
A-4 hereto, is intended to furnish additional information not otherwise provided in the Notice relating to each person nominated  (collectively,  the "Nominees")
by Kahn Brothers & Co. Profit Sharing Plan &  Trust (the  "Shareholder")
to the Board of  Directors  of Haggar that would be required to be  disclosed in solicitations of proxies for election for directors in an election  contest,  or otherwise  would be required,  pursuant to and in accordance with Regulation 14A under the Securities  Exchange Act of 1934. The  information  provided herein is responsive  to,  and  complete  in  respect  of,  those  provision  of Reg.  14A applicable to the Nominees, or either of them. Certain responses in the negative may be omitted.  The information provided herein reflects the best knowledge and belief of the Nominees as of the date of the Notice.

            THOMAS G. KAHN:  Mr. Kahn is 60 years old.  Since 1995, Mr. Kahn has served as President of Kahn Brothers & Co., Inc. ("Kahn  Brothers"),  a NYSE
Member Firm. Founded in 1978 to continue a practice begun in 1929, Kahn Brothers conducts a registered  brokerage  business and  registered  investment  advisory business  with assets  under  management  of  approximately  $575  million.  The principal business address of Kahn Brothers, and Mr. Kahn's business address, is
555  Madison  Avenue,  New York,  New York  10022-3301.  In  addition,  Mr. Kahn currently  serves  as a member  of the  board  of  directors  Warwick  Community
Bancorp., a company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act.

            As of the date of the Notice,  Mr.  Kahn is the record  owner of 500 shares of common stock,  $.10 par value, of Haggar (the "Common Stock"),  and is not  the  record  holder  of any  shares  of  Common  Stock  that  he  does  not beneficially  own. By virtue of his  involvement  with Kahn  Brothers  and other related entities,  Mr. Kahn is, as of the date of the Notice, a beneficial owner of 837,269 shares of the Common Stock.  Mr. Kahn has no substantial  interest in matters to be acted upon at the 2003  Meeting,  except for his interest  arising from his beneficial stock ownership, his interest in being nominated and elected as a  director,  and his  interest  in the  nomination  and  election of Mark E.
Schwarz as a director.  None of the shares of Common  Stock held by Mr. Kahn was purchased with borrowed  funds.  For information  regarding  purchases and sales during the past two years of shares of Common  Stock  beneficially  owned by Mr.
Kahn, see Schedule A-1. For information  regarding ownership of shares of Common
Stock  held by  associates  of Mr.  Kahn,  see  Schedule  A-3.  Mr.  Kahn has no
beneficial  ownership  of any  shares of stock of any  parent or  subsidiary  of
Haggar.

            MARK E.  SCHWARZ:  Mr.  Schwarz is 42 years  old.  Since  1993,  Mr.
Schwarz  has served as the  general  partner,  directly  or through  entities he controls, of Newcastle Partners, L.P. ("Newcastle"),  a private investment firm.

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CUSIP No. 405173105                    13D                Page 29 of 44 Pages
--------------------------------------------------------------------------------

The principal business address of Newcastle, and Mr. Schwarz's business address, is 300 Crescent Court, Suite 1110, Dallas, Texas 75201. As of December 2001, Mr.
Schwarz is the managing member of Newcastle Capital Group,  L.L.C.,  the general partner of Newcastle Capital  Management,  L.P., which is the general partner of
Newcastle.   Mr.  Schwarz  was  also  the  Vice  President  of  Sandera  Capital
Management,  L.L.C.,  a private  investment  firm associated with the Lamar Hunt
("Hunt")  family from 1995 until  September  1999 and a  securities  analyst and portfolio  manager  for  SCM  Advisors,  L.L.C.,  a  Hunt-affiliated  registered investment  advisory firm from May 1993 to 1996. Mr. Schwarz currently serves as
Chairman   of   the   Board   of   Hallmark   Financial   Services,    Inc.,   a
property-and-casualty  insurance holding company which has a class of securities registered  pursuant  to  section  12 of  the  Exchange  Act or  subject  to the requirements  of section 15(d) of such Act. Mr.  Schwarz is also a member of the boards of directors of the following  additional companies which have a class of securities  registered  pursuant to section 12 of the Exchange Act or subject to the  requirements  of section  15(d) of such Act: SL  Industries,  Inc., a power supply and power motion products manufacturer;  Nashua Corporation,  a specialty paper,  label, and printing  supplies  manufacturer;  Bell  Industries,  Inc., a
company  that  provides  computer  systems  integration  services,   distributes
after-market parts to the recreational  vehicle market, and manufactures passive electronic components; Tandycrafts, Inc., a company that manufactures frames and framed  art;  and  WebFinancial  Corporation,  a banking and  specialty  finance company.  Mr. Schwarz was previously a member of the Board of Directors of Aydin
Corporation,  a defense  electronics  manufacturer until its sale in 1999 to L-3
Communications.

            Mr.  Schwarz is a  beneficial  owner of four  thousand  two  hundred
(4,200)  shares of common stock of Haggar,  and is not the record  holder of any shares  of  Common  Stock he does  not  beneficially  own.  Mr.  Schwarz  has no substantial interest in matters to be acted upon at the 2003 Meeting, except for his interest arising from his beneficial stock ownership,  his interest in being nominated  and elected as a director,  and his  interest in the  nomination  and election  of Thomas G. Kahn as a  director.  None of the shares of Common  Stock held by Mr. Schwarz was purchased with borrowed funds. For information regarding purchases  and  sales  during  the last two  years of  shares  of  Common  Stock beneficially owned by Mr. Schwarz,  see Schedule A-2. For information  regarding ownership  of shares of Common  Stock held by  associates  of Mr.  Schwarz,  see
Schedule A-4. Mr. Schwarz has no beneficial  ownership of any shares of stock of any parent or subsidiary of Haggar.

            ARRANGEMENTS,  UNDERSTANDINGS,  CONTRACTS:  Mr. Kahn and Mr. Schwarz
are  each a party  to  separate  indemnification  letters  with  Kahn  Brothers, effective as of the date of the Notice.  Copies of the  indemnification  letters are submitted herewith.  Additionally, Mr. Kahn, Mr. Schwarz, Kahn Brothers, and
the Shareholder  have entered into a Joint Filing and  Reimbursement  Agreement, effective  as of the  date  of the  Notice.  A copy  of  the  Joint  Filing  and
Reimbursement Agreement is submitted herewith. Neither Mr. Kahn nor Mr. Schwarz, nor any of their respective associates, has any understandings, arrangements, or agreements  with  Haggar or with any other  person  with  respect  to any future transactions or employment with Haggar or any of Haggar's affiliates.

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 30 of 44 Pages
--------------------------------------------------------------------------------

            MISCELLANEOUS:  In the  past ten  years,  neither  Mr.  Kahn nor Mr.
Schwarz  has  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations  or similar  misdemeanors).  During the last five years,  neither Mr.
Kahn nor Mr.  Schwarz has been a party to a legal  proceeding  described in Item
401(f) of Regulation  S-K of the Exchange Act  ("Regulation  S-K").  Neither Mr.
Kahn nor Mr. Schwarz has any family relationship, as described in Item 401(d) of
Regulation  S-K.  Neither Mr. Kahn nor Mr. Schwarz,  or any of their  respective associates  or immediate  family  members,  is a party to any  transaction  with
Haggar since October 1, 2001 involving an amount exceeding $60,000.  Neither Mr.
Kahn nor Mr.  Schwarz has had any  business  relationship,  as described in Item
404(b) of Regulation S-K.  Neither Mr. Kahn nor Mr.  Schwarz,  nor any immediate family  member or other  associate of either of them, is or has been indebted to
Haggar in an amount exceeding $60,000.

                       [SCHEDULES A-1 through A-4 Follow]

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CUSIP No. 405173105                    13D                Page 31 of 44 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE A-1

               TRANSACTIONS DURING THE LAST TWO YEARS IN SHARES OF
                HAGGAR CORP. BENEFICIALLY OWNED BY THOMAS G. KAHN
--------------------------------------------------------------------------------

Shares:                              Transaction:           Date:

10,000                               BOT                    7/25/2001
11,600                               BOT                    1/4/2002
 3,400                               BOT                    1/8/2002
   700                               BOT                    8/2/2001
   700                               BOT                    8/2/2001
 5,000                               BOT                    7/27/2001
   300                               BOT                    5/25/2001
 1,000                               BOT                    11/14/2002
10,000                               BOT                    11/5/2002
 5,000                               BOT                    11/13/2002
 5,000                               BOT                    11/14/2002
   300                               BOT                    8/14/2001
   200                               BOT                    8/6/2001
 1,000                               BOT                    8/6/2001
 1,000                               BOT                    4/18/2001
   500                               BOT                    9/21/2001
 3,000                               BOT                    10/31/2001
   900                               BOT                    11/2/2001
   100                               BOT                    11/6/2001
14,000                               BOT                    11/7/2001
 2,000                               BOT                    11/8/2001
20,000                               SOLD                   12/18/2001
 1,000                               BOT                    8/14/2001
 1,000                               BOT                    11/8/2001
 1,000                               SOLD                   12/18/2001
   500                               BOT                    11/8/2001
   500                               SOLD                   12/18/2001
 8,000                               BOT                    11/15/2001
 5,500                               SOLD                   12/27/2001
 2,500                               SOLD                   12/28/2001
 3,000                               BOT                    11/18/2002
   500                               BOT                    8/14/2001
   500                               BOT                    8/14/2001
   700                               SOLD                   12/31/2000

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CUSIP No. 405173105                    13D                Page 32 of 44 Pages
--------------------------------------------------------------------------------

Shares:                              Transaction:           Date:

    850                              BOT                    12/31/2001
  1,000                              BOT                    11/16/2001
  1,000                              SOLD                   12/28/2001
  1,000                              BOT                    3/23/2001
  1,000                              BOT                    3/28/2001
  1,000                              BOT                    11/23/2001
  1,200                              BOT                    9/21/2001
  2,000                              BOT                    9/21/2001
    300                              BOT                    9/21/2001
  5,000                              BOT                    11/18/2002
  1,500                              BOT                    11/21/2001
  2,000                              BOT                    8/2/2001
  2,000                              BOT                    10/30/2001
    300                              BOT                    8/14/2001
    450                              BOT                    9/19/2001
  1,050                              BOT                    9/20/2001
    200                              BOT                    8/1/2001
    400                              BOT                    12/12/2000
    500                              BOT                    7/31/2001
    700                              BOT                    12/5/2001
  3,500                              SOLD                   9/21/2001
  1,000                              BOT                    1/22/2002
    500                              BOT                    1/22/2002
    300                              BOT                    9/21/2001
  2,000                              BOT                    3/28/2001
    300                              SOLD                   7/9/2002

* BOT represents Bought

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 33 of 44 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE A-2

               TRANSACTIONS DURING THE LAST TWO YEARS IN SHARES OF
               HAGGAR CORP. BENEFICIALLY OWNED BY MARK E. SCHWARZ
--------------------------------------------------------------------------------

Shares:                 Transaction:           Date:

2,000                   Bought                 November 20, 2002
2,000                   Bought                 November 21, 2002
  200                   Bought                 November 25, 2002

--------------------------------------------------------------------------------
CUSIP No. 405173105                    13D                Page 34 of 44 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE A-3

                 SECURITIES OF HAGGAR CORP. OWNED BENEFICIALLY,
            DIRECTLY OR INDIRECTLY, BY ASSOCIATES OF THOMAS G. KAHN*
--------------------------------------------------------------------------------

Kahn Brothers & Co., Inc. Profit Sharing Plan & Trust          29,600
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Kahn Brothers & Co., Inc. Profit Sharing Plan Voluntary             1,200
Contribution Section, Irving, Donald, Thomas Kahn TRS
Thomas Kahn Section
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Donald Kahn & Thomas G. Kahn TRS                                    1,500
FBO Victoria R. Kahn
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Kahn Brothers Value Fund LP                                            35,000
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Ackerman Institute for Family Therapy                                   3,500
Ruth Perl Kahn Fund
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Michele & Thomas G. Kahn Foundation Inc.                            1,000
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

--------------------------------
* Pursuant to Rule 13d-3 promulgated under the Exchange Act, Mr. Kahn may also be deemed to have beneficial ownership of some or all of the shares listed herein.

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CUSIP No. 405173105                    13D                Page 35 of 44 Pages
--------------------------------------------------------------------------------

Delaware Charter G&T Co., Tr.                                     500
FBO Michele D. Kahn IRA
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

Kahn Brothers & Partners, L.P.                                 25,000
C/O Kahn Brothers & Co., Inc.
555 Madison Avenue - 22nd Floor
New York, New York 10022

----------------------------
* Pursuant to Rule 13d-3 promulgated under the Exchange Act, Mr. Kahn may also be deemed to have beneficial ownership of some or all of the shares listed herein.

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CUSIP No. 405173105                    13D                Page 36 of 44 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE A-4

                 SECURITIES OF HAGGAR CORP. OWNED BENEFICIALLY,
            DIRECTLY OR INDIRECTLY, BY ASSOCIATES OF MARK E. SCHWARZ
--------------------------------------------------------------------------------

Newcastle Partners, L.P.                                   4,200 shares*
c/o Newcastle Capital Management, L.P.
300 Crescent Court, Suite 1110
Dallas, Texas 75201

----------------------
* Pursuant to Rule 13d-3  promulgated  under the Exchange  Act,  Mark E. Schwarz also has beneficial ownership of these shares.

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CUSIP No. 405173105                    13D                Page 37 of 44 Pages
--------------------------------------------------------------------------------

                                   EXHIBIT B-1

                                THOMAS GRAHAM KAHN
                               555 Madison Avenue
                         New York, New York 10022-3301
                   Telephone 212-980-5050 * Fax 212-755-5330

                           WRITTEN CONSENT OF NOMINEE

I, Thomas G. Kahn,  hereby  consent to my being named in a proxy  statement,  or otherwise nominated, as a nominee to serve as a director of Haggar Corp., and to serve as a director if elected.

                                                 /s/ Thomas G. Kahn

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CUSIP No. 405173105                    13D                Page 38 of 44 Pages
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                                  EXHIBIT B-2

                           WRITTEN CONSENT OF NOMINEE

I, Mark E. Schwarz,  hereby consent to my being named in a proxy  statement,  or otherwise nominated, as a nominee to serve as a director of Haggar Corp., and to serve as a director if elected.

                                                      /s/ Mark E. Schwarz

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CUSIP No. 405173105                    13D                Page 39 of 44 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT C

                    JOINT FILING AND REIMBURSEMENT AGREEMENT

                            [Intentionally Omitted.
       Reference is made to Exhibit 1 of the Schedule 13D Amendment No.3.]

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CUSIP No. 405173105                    13D                Page 40 of 44 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT D

                    INDEMNIFICATION LETTER OF THOMAS G. KAHN

                             [Intentionally Omitted.
       Reference is made to Exhibit 2 of the Schedule 13D Amendment No.3.]

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CUSIP No. 405173105                    13D                Page 41 of 44 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT E

                    INDEMNIFICATION LETTER OF MARK E. SCHWARZ

                             [Intentionally Omitted.
       Reference is made to Exhibit 3 of the Schedule 13D Amendment No.3.]

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CUSIP No. 405173105                    13D                Page 42 of 44 Pages
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                                    EXHIBIT F

                  INDEMNIFICATION LETTER OF KAHN BROTHERS & CO.
                           PROFIT SHARING PLAN & TRUST

                             [Intentionally Omitted.
       Reference is made to Exhibit 4 of the Schedule 13D Amendment No.3.]

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CUSIP No. 405173105                    13D                Page 43 of 44 Pages
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EXHIBIT 6

                               Letter to Chairman

                          KAHN BROTHERS & CO., INC.
                               555 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

                                              December 4, 2002

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

J. M. Haggar, III
Chairman of Board
Haggar Corp.
6311 Lemmon Avenue
Dallas, Texas 75209

        Re: Request for Board Representation
            --------------------------------

Dear Mr. Haggar:

            Reference is made to the  nomination  letter dated November 27, 2002 to  Haggar  Corp.  (the  "Company")  nominating  two  nominees  to the  Board of
Directors of the Company (the "Haggar Board").  As you know, we strongly believe that our rights,  and the rights of the other  stockholders who share our views, must be  preserved  and that it is in our best  interests  that  our  rights  be directly represented on the Haggar Board. Consequently, we would like to request that you and the other members of the Haggar Board  reconsider your position and grant our request to appoint me as a director of the Company.  If I am appointed to the  Haggar  Board,  we will  refrain  from  soliciting  proxies to elect our nominees to the Haggar Board at the next annual meeting of the  stockholders  of the Company and the Company will be saved from  conducting an unnecessary  proxy contest.

            As you know,  on November 14, 2002 we  requested  from the Company a copy  of its  stockholder  ledger  to be  used  for,  among  other  things,  our solicitation  of proxies for the  election of nominees to the Haggar  Board.  In response to our request for  stockholder  ledger,  the Company filed a Complaint for Declaratory  Relief (the  "Complaint") on November 22, 2002, in the District
Court of Clark County, Nevada. The Complaint alleged various deficiencies in our demand letter and sought a declaration of my rights to the Company's stockholder ledger.  We believe this action is an unnecessary  waste of the Company's assets and has been  undertaken to chill our efforts to conduct a proxy  contest.  This effort by the  Company  will be  unsuccessful  and we believe  that the  Company should not waste any more effort in this regard.

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CUSIP No. 405173105                    13D                Page 44 of 44 Pages
--------------------------------------------------------------------------------

            Although we  vigorously  deny that the demand  letter was in any way deficient,  we will shortly send to the Company a revised  demand letter for its stockholder  ledger  that  addresses  the  deficiencies  you have  raised in the
Complaint.  In view of the revised demand letter, we would also like to ask that you have the Company  withdraw the Complaint  immediately to prevent any further waste of corporate assets. We hope that you will respect the democratic  process and allow the  stockholders  of the Company to exercise  their right to vote for shareholder  nominated  representatives  to the  Haggar  Board  in  contrast  to management nominated  representatives without entering into any other litigation related  either to the  stockholder  ledger or to the  upcoming  proxy  contest, including but not limited to the nomination letter.

            If you  would  like to  discuss  this  matter  further  or have  any questions,  please feel free to call Thomas G. Kahn at (212) 980-5050,  D. Heath
Bailey at (702) 990-8100 or Steven Wolosky at (212) 451-2333.  I would welcome a call.

                                Very truly yours,

                                /s/Thomas G. Kahn

cc:         Frank D. Braken, director Haggar Corp.
            Rae F. Evans, director Haggar Corp.
            Richard W Heath, director Haggar Corp.
            John C. Tolleson, director Haggar Corp.